UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03027144

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUL 15 2003
WASH. D.C. 188 SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to ___________.

Commission file number: 001-15773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBC CAPITAL CORPORATION
301 East Main Street
Starkville, MS 39759

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN

TABLE OF CONTENTS

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

TABLE OF CONTENTS

T. E. Lott & Company

A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS



COLUMBUS OFFICE:
221 NORTH SEVENTH STREET
P.O. BOX 471
COLUMBUS, MISSISSIPPI 39703-0471
TELEPHONE (662) 328-5387
FAX (662) 329-4993

STARKVILLE OFFICE:
106 B SOUTH WASHINGTON STREET
P.O. BOX 80282
STARKVILLE, MISSISSIPPI 39759-0282
TELEPHONE (662) 323-1234
FAX (662) 323-1284

TUSCALOOSA OFFICE:
2422 12TH STREET
TUSCALOOSA, ALABAMA 35401
TELEPHONE (205) 759-4195
FAX (205) 759-1018

WEB: www.telott.com
E-MAIL: info@telott.com

INDEPENDENT AUDITORS' REPORT

NBC Capital Corporation
Employee Benefits Plan Committee
Columbus, Mississippi

We have audited the accompanying statements of net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2002 and 2001, and for the years then ended present fairly, in all material respects, the net assets available for benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2002 and 2001 and changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the years ended December 31, 2002 and 2001, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the years ended December 31, 2002 and 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

T. E. Lott & Company

T. E. LOTT & COMPANY

Columbus, Mississippi
June 12, 2003

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Investments, at fair value (Note C):		
Participant directed	$ 9,027,100	$ 9,267,779
Participant notes receivable	142,389	176,409
	9,169,488	9,444,188
Receivables:		
Employer's contributions	27	-
Employees' contributions	77	-
	104	-
Total Assets	9,169,592	9,444,188
LIABILITIES	-	-
Net Assets Available for Benefits	$ 9,169,592	$ 9,444,188

The accompanying notes are an integral part of these statements.

SALARY REDUCTION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS		
Investment income:		
Net depreciation in fair value of investments (Note C)	$ (689,079)	$ (405,428)
Interest	14,466	12,579
Dividends	69,501	56,639
Net gain on sale of assets	34,594	267,708
	(570,518)	(68,502)
Contributions:		
Employer	393,071	377,618
Participants	988,006	874,960
Rollovers	8,501	63,689
	1,389,578	1,316,267
Total additions to net assets	819,060	1,247,765
DEDUCTIONS FROM NET ASSETS		
Benefit payments and payments to provide benefits	1,046,269	803,449
Administrative expenses	47,387	11,270
Total deductions from net assets	1,093,656	814,719
Net increase (decrease)	(274,596)	433,046
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	9,444,188	9,011,142
End of year	$ 9,169,592	$ 9,444,188

The accompanying notes are an integral part of these statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the NBC Capital Corporation Salary Reduction Thrift Plan (the Plan) for employees of National Bank of Commerce, First National Finance Company, Galloway, Chandler, McKinney Insurance Agency, Inc. (formerly NBC Insurance Services, Inc.), and NBC Capital Corporation (Companies) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

NBC Capital Corporation owns 100% of National Bank of Commerce and First National Finance Company. National Bank of Commerce owns 100% of Galloway, Chandler, McKinney Insurance Agency, Inc.

General

The Plan is a defined contribution plan that covers substantially all employees of the Companies who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute any amount from 1% to 15% of pretax annual compensation, as defined in the Plan. Effective May 1, 2002, participants may contribute not less than 1% nor more than 50% of compensation. The Companies contribute 50% of the first 6% of compensation deferred; however, for participants with 20 or more years of service, such matching contribution shall equal 75% of the first 6% of compensation deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the increment of their account balance into various investment options offered by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Companies' contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at prime plus one and one-quarter percent. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his/her account or in monthly installments for a period not to exceed his/her life expectancy or the life expectancy of the participant and his/her spouse.

Operating Expenses

All expenses of maintaining the Plan are paid by the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes thereon, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Forfeitures

Forfeitures are allocated based on a participant's compensation. At December 31, 2002 and 2001, there were forfeitures pending in the amounts of $9,406 and $ -0-, respectively.

NOTE C - INVESTMENTS

On October 4, 2001, the Plan assets were transferred from a bank-administered trust fund to Principal Financial Group and are now participant-directed investments. The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2002	2001
Investments at Fair Value:		
NBC Capital Corporation, 70,877 and 45,711 shares respectively	**$ 1,786,080**	$ 1,403,121
Principal High Quality Short-Term Bond Separate Account, 150,305 and 221,312 units, respectively	**2,039,015**	2,786,922

(Continued)

NOTE C - INVESTMENTS (Continued)

	December 31,	
	2002	2001
Investments at Fair Value (Continued):		
Principal Large Cap Stock Index Separate Account, 60,877 and 112,491 units, respectively	**$ 1,934,930**	$ 4,606,515
Principal Money Market Separate Account, 12,277 and 836 units, respectively	**533,140**	35,781
Principal Bond and Mortgage Separate Account, 748 and 83 units, respectively	**487,478**	49,375
Vanguard Short-Term Federal Fund Separate Account, 67,180 and 3,553 units, respectively	**718,827**	37,233

During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $753,660 and $405,428 as follows:

Net Change in Fair Value

	Years Ended December 31,	
Investments at Fair Value:	**2002**	2001
U. S. Government securities	**$ -**	$ 1,728
Corporate obligations	**-**	11,892
Common collective trusts	**-**	(274,229)
Employer securities	**113,830**	619,934
Registered investment companies	**(190,825)**	(764,753)
Pooled separate accounts	**(612,612)**	-
Guaranteed interest	**528**	-
Net change in fair value	**$ (689,079)**	$ (405,428)

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

On October 4, 2001, the Plan assets were transferred from bank-administered trust fund to Principal Financial Group and are now participant directed investments.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001
Investments, at fair value:		
Cash equivalents	$ -	$ -
U. S. Government securities	-	-
Corporate obligations	-	-
Common collective trusts	-	-
Registered investment companies	-	-
Employer securities	-	-
Participant notes receivable	-	-
	$ -	$ -

	Year Ended December 31, 2002	Year Ended December 31, 2001
Changes in Net Assets:		
Contributions	$ -	$ 1,045,004
Dividends	-	67,962
Net appreciation	-	7,474,994
Benefits paid to participants	-	(801,437)
Transfers to participant-directed accounts	-	(7,786,523)
	$ -	$ -

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

SALARY REDUCTION THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE F - TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. On May 22, 2002, the Plan was amended to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE G - RELATED PARTY TRANSACTIONS

Certain Plan investments, such as shares in the NBC Collective Fund, held prior to October 4, 2001, were managed by National Bank of Commerce Trust Department. National Bank of Commerce is also the trustee, as defined by the Plan, and, therefore, these transactions qualified as party-in-interest. Investments in pooled separate accounts as of December 31, 2002, also reflect party-in-interest transactions with Principal Financial Group, the custodian of these Plan assets.

SUPPLEMENTAL INFORMATION

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-6190185 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Insurance Company General GUARANTEED INTEREST	$ N/A **	$ 42,017
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN HQ SHORT-TM BOND SEP ACCT	N/A**	2,039,015
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL MONEY MKT SEP ACCT	N/A**	533,140
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL BOND & MTGE SEP ACCT	N/A**	487,478
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN LG CP STK IDX SEP ACCT	N/A**	1,934,930
*	Principal Life Insurance Company	Pooled Separate Accounts PRINCIPAL REAL ESTATE SEP ACCT	N/A**	155,286
*	Principal Life Insurance Company	Pooled Separate Accounts RUSS LIFE CON STR (D) SEP ACCT	N/A**	13,640

(Continued)

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-6190185 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts RUSS LIFE MOD STR (D) SEP ACCT	$ N/A**	$ 15,056
*	Principal Life Insurance Company	Pooled Separate Accounts RUSS LIFE BAL STR (D) SEP ACCT	N/A**	163,936
*	Principal Life Insurance Company	Pooled Separate Accounts RUSS LIFE AGG STR (D) SEP ACCT	N/A**	22,178
*	Principal Life Insurance Company	Pooled Separate Accounts RUSS LIFE EQAG ST (D) SEP ACCT	N/A**	12,726
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN PTR LG-CAP GR SEP ACCT	N/A**	32,868
*	Principal Life Insurance Company	Pooled Separate Accounts PRIN PTR SM-CP VALUE SEP ACCT	N/A**	69,018

(Continued)

NBC CAPITAL CORPORATION

SALARY REDUCTION THRIFT PLAN

EIN 64-6190185 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Vanguard Group	Registered Investment Company VANGUARD SHORT-TERM FED FUND	$ N/A**	$ 718,827
	American Century Investments	Registered Investment Company AMER CENT VALUE INV FUND	N/A**	383,339
	T. Rowe Price Funds	Registered Investment Company T. ROWE PRICE EQUITY - INC. FUND	N/A**	312,931
	Fidelity Investments	Registered Investment Company FIDELITY ADV MID CAP I FUND	N/A**	151,058
	T. Rowe Price Funds	Registered Investment Company T. ROWE PRICE SCI & TECH FUND	N/A**	22,306
	Vanguard Group	Registered Investment Company VANGUARD EXPLORER FUND	N/A**	69,707

(Continued)

SALARY REDUCTION THRIFT PLAN

EIN 64-6190185 PLAN 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(Continued)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Putnam Investments	Registered Investment Company PUTNAM INTL EQUITY A FUND	$ N/A**	$ 61,565
*	NBC Capital Corporation	Employer Security NBC STOCK	N/A**	1,786,080
	Participant Loans	Range of Interest Rates Rates Range From 6.00% to 10.75%	N/A**	142,389

* Denotes party-in-interest.

** Cost information has been omitted for participant directed investment.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

NBC CAPITAL CORPORATION
SALARY REDUCTION THRIFT PLAN



Date: July 14, 2003

Richard T. Haston
Plan Administrator

Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 12, 2003, relating to the statements of net assets available for plan benefits of NBC Capital Corporation Salary Reduction Thrift Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001, included in this Annual Report on Form 11-K, into NBC Capital Corporation's previously filed Registration Statement on Form S-8 (Commission file number 333-75054).

T. E. Lott & Company

T. E. Lott & Company

Columbus, Mississippi
June 12, 2003

EXHIBIT 99.1

NBC CAPITAL CORPORATION

CERTIFICATION OF PLAN ADMINISTRATOR PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the NBC Capital Corporation Salary Reduction Thrift Plan (the "Plan") for the year ended December 31, 2002, as filed with the Securities and Exchange Commission (the "Annual Report"), I, Richard T. Haston, Plan Administrator of the Plan, hereby certify, pursuant to 18 U.S.C. § 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Richard T. Haston
Plan Administrator

Dated July 14, 2003